Exhibit 99.1

BAYTEX ENERGY TRUST
Annual and Special Meeting of Unitholders
held on May 20, 2009

Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the Annual and Special Meeting of holders of trust units of Baytex Energy Trust (the "Trust") held on May 20, 2009 (the "Meeting") and the outcome of the vote.  A detailed description of the business of the Meeting is contained in the Information Circular – Proxy Statement of the Trust dated April 16, 2009 (the "Information Circular").

An aggregate of 49,911,802 trust units of the Trust (being 50.7% of the trust units eligible to be voted at the Meeting) were represented at the Meeting.

The vote on each matter was conducted by way of show of hands, except for matters 2, 5 and 6 on which the votes were conducted by ballot.  The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Baytex Energy Ltd. ("Baytex") to be elected at the Meeting at eight.

Votes For		Votes Against
#	%	#	%
49,576,809	99.4	295,354	0.6

2.
Ordinary resolution to approve the selection of the following eight nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

	Votes For		Votes Withheld
Name of Nominee	#	%	#	%
John A. Brussa	34,016,252	68.2	15,894,550	31.8
Raymond T. Chan	38,434,946	77.0	11,475,856	23.0
Edward Chwyl	49,165,915	98.5	744,887	1.5
Naveen Dargan	49,149,312	98.5	761,490	1.5
R.E.T. (Rusty) Goepel	47,513,502	95.2	2,397,300	4.8
Anthony W. Marino	38,289,058	76.7	11,621,744	23.3
Gregory K. Melchin	46,812,503	93.8	3,098,299	6.2
Dale O. Shwed	40,025,090	80.2	9,885,712	19.8

3.
Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
49,481,497	99.2	390,666	0.8

4.	Ordinary resolution to approve the re-appointment of Valiant Trust Company as trustee of the Trust for a three-year term.

Votes For		Votes Against
#	%	#	%
49,441,971	99.1	430,192	0.9

5.
Ordinary resolution to approve the ratification of grants made under trust unit rights incentive plan of the Trust (the "Incentive Plan") during the period from May 11, 2008 to March 31, 2009, as set out in the Information Circular.

Votes For		Votes Against
#	%	#	%
33,373,859	93.0	2,520,109	7.0

6.	Ordinary resolution to approve the unallocated rights under the Incentive Plan and to approve certain amendments to the Incentive Plan, as set out in the Information Circular.

Votes For		Votes Against
#	%	#	%
32,417,072	90.3	3,476,896	9.7